



Colive, Inc.
Small Business Bond™

Bond Terms:

Bond Yield: 9.00%

Target Raise Amount: $35,000

Offering End Date: July 19, 2023

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Colive, Inc.

Founded: September 25, 2018

Address: 2035 Sunset Lake Road, Suite B-2
Newark, DE 19702

Industry: Fruit Oil Refining & Blending

Employees: 1

Website: https://coliveoil.com/

Use of Funds Allocation:

If the maximum raise is met:

$33,425 (95.50%) – of the proceeds will go towards inventory
$1,575 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 3,100 Followers





Business Metrics:

	FY21	FY22	YTD 3/31/2023
Total Assets	$83,151	$61,301	$37,732
Cash & Cash Equivalents	$55,725	$28,796	$22,728
Accounts Receivable	-$74	$8,228	$7,796
Short-term Debt	$21,976	$0	$200
Long-term Debt	$0	$0	$0
Revenue	$136,174	$155,802	$39,304
Cost of Goods Sold	$84,055	$66,910	$17,039
Taxes	$0	$0	$0
Net Income	-$45,348	$11,392	-$23,769

Recognition:

Colive, Inc. (DBA Colive) is listed nationwide in Whole Foods (502) stores for the past 1.5 years and we experienced 35% + growth in their first year. They have over a thousand 5-star reviews and are launching a cutting-edge aluminum bottle for the freshest taste and sustainability. Aluminum bottles keep EVOO much fresher than glass or plastic. It's lightweight and has the lowest carbon emissions on transport. It's infinitely recyclable, and one of the most recycled materials on the planet.

About:

Colive, Inc. (DBA Colive) crafts an artisan olive oil from the freshest olives. They partner with family farms on both sides of armed conflicts to nurture peace. The farmers grow the olives sustainably for the planet. Colive boasts a complex, bright flavor perfect for dipping and drizzling.

For more information, contact our Customer Support Team at support@thesmbx.com

